15048352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 So. Wacker Drive, Suite 4600
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Herman (312) 646-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 9th Floor (Address), Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TV 3/11/15

KW 3/17

Harris Associates Securities L.P.

(A Subsidiary of Harris Associates L.P.)

Financial Statements

December 31, 2014

OATH OR AFFIRMATION

I, Thomas E. Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Associates Securities L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Cook County

OFFICIAL SEAL
SARAH E. GRIMM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 05-28-2017

Signature

CFO and Treasurer of
Title
Harris Associates Inc.
General Partner

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Associates Securities L.P.
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Harris Associates L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Harris Associates Securities L.P. (the "Company") at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a majority owned subsidiary of Harris Associates L.P. and, as disclosed in the notes to the financial statements, has extensive transactions with Harris Associates L.P. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The information contained in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2015

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Harris Associates Securities L.P.
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	831,524
Prepaid expenses		41,011
Total assets	$	872,535
Liabilities and Partners' Capital		
Liabilities		
Payable to limited partner	$	1,743
Professional fees payable		24,315
Total liabilities		26,058
Partners' capital		846,477
Total liabilities and partners' capital	$	872,535

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Operations
Year Ended December 31, 2014

Expenses	
Administrative fees to limited partner	$ 1,565,254
Other expenses	129,050
Total expenses	1,694,304
Net loss	$ (1,694,304)

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2014

	General Partner	Limited Partner	Total
Capital, December 31, 2013	$ 5,409	$ 535,372	$ 540,781
Capital contributions	20,000	1,980,000	2,000,000
Net loss	(16,943)	(1,677,361)	(1,694,304)
Capital, December 31, 2014	$ 8,466	$ 838,011	$ 846,477

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (1,694,304)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	2,302
Decrease in payable to limited partner	(110,477)
Decrease in professional fees payable	(14,891)
Net cash used in operating activities	(1,817,370)
Cash flows from financing activities	
Capital contributions	2,000,000
Net cash provided by financing activities	2,000,000
Net increase in cash	182,630
Cash	
Beginning of year	648,894
End of year	$ 831,524

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Global Asset Management L.P. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds, a series of registered investment companies managed by HALP. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

Income Taxes
HASLP is a partnership for federal income tax purposes. It is not subject to federal or state taxes on its income. The partners will be required to report on their income tax return their proportionate share of the items of income and deductions from HALP, the partnership.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses
Prepaid expenses represent the carrying amount of expenditures made in advance of when the economic benefit of the cost will be realized. Such amounts will be expensed in future periods.

2. Related Parties

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses.

3. Partners' Capital

HASLP had contributions from the General Partner and Limited Partner amounting to $2,000,000 during 2014. HALP has provided a written commitment to HASLP to support its operating and regulatory capital requirements.

4. Net Capital Requirements

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. HASLP is a nonclearing broker and does not carry customers' accounts on its books. Net capital and

aggregate indebtedness change daily. At December 31, 2014, HASLP had net capital of $710,466 and a minimum net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was .04 to 1.

5. Exemption from SEC Rule 15c3-3

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. HASLP's activities are limited to those set forth in the conditions for exemption in accordance with Paragraph (k)(1)(a) of that rule.

6. Commitment and Contingencies

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

7. Subsequent Events

HASLP has evaluated the events and transactions that have occurred through February 23, 2015, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

SUPPLEMENTAL SCHEDULES

Harris Associates Securities L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2014

Schedule I

Net capital		
Partners' capital qualified for net capital		$ 846,477
Deductions and/or charges		
Broker's blanket bond excess deductible		95,000
Non-allowable assets		41,011
Net capital		$ 710,466
Total aggregate indebtedness		$ 26,058
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 1,737
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$ 705,466
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 707,860
Ratio: Aggregate indebtedness to net capital		.04 to 1

The above information is in agreement in all material respects with the unaudited FOCUS Report, Part IIA, filed by HASLP on January 26, 2015.

Harris Associates Securities L.P.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2014 **Schedule II**

HASLP's transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. Accordingly, HASLP claims exemption from SEC Rule 15c3-3 based on (k)(1)(a) of the Rule.

The above information is in agreement in all material respects with the unaudited FOCUS Report, Part IIA, filed by HASLP on January 26, 2015.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Harris Associates Securities L.P.:

We have reviewed Harris Associates Securities L.P.'s assertions, included in the accompanying Harris Associates Securities L.P.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Chicago, IL
February 23, 2015

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

HARRIS ASSOCIATES

February 23, 2015

Attn: Matthew Ward
PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, IL 60606

We are providing this letter in connection with your review of the Harris Associates Securities L.P.'s (the "Company") assertions under SEC Rule 17a-5 with respect to:

(1) the exemption provision of 17 C.F.R. § 240.15c3-3 under which the Company claims exemption, and

(2) whether or not the Company has met the identified exemption provision throughout the year ended December 31, 2014.

for the purpose of expressing moderate assurance that there are no material modifications that should be made to the Company's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3. We confirm, to the best of our knowledge and belief, as of February 20, 2015, the date of your report, the following representations made to you during your review.

1. We are responsible for compliance with the identified exemption provision throughout the year ended December 31, 2014.

2. The Company's assertions that it claimed exemption under the provision set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3 and that it met the identified exemption provision throughout the year ended December 31, 2014 without exception is the responsibility of management.

3. We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provision, received through the date of your report.

4. There were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision subsequent to the period addressed in the Company's assertions.

Kristi Rowsell, President

Thomas Herman, Chief Financial Officer